

October 17, 2014

<u>Via E-Mail</u>
Marc Ross, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006

      Re: **Sunway Global Inc.**
                  Schedule 13E-3 Amendment No. 1
                  Filed on October 3, 2014
                  File No. 5-56735

Dear Mr. Ross:

We have reviewed the amended filing and response letter and have the following additional comments. All defined terms used here have the same meaning as in the amended Schedule 13E-3.

<u>Fairness of the Reverse Stock Split, page 6</u>

1.   We reissue prior comment 4, in part. The discussion on pages 6 through 8 still does not appear to address the factors described in clauses (iii), (iv), (v) or (vi) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant. Please note that if the Board based its fairness determination on the analysis and discussion of these factors undertaken by others, it must expressly adopt the analysis and discussion as its own. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). In this regard, if true, please revise the disclosure to clarify that the Board expressly adopted the analysis and discussion of Halcyon Cabot Partners and Corporate Valuations Advisors and identify which factors described in clauses (iii), (iv), (v) or (vi) of Instruction 2 to Item 1014 were included in such analysis and discussion. To the extent the Board did not adopt another party's analysis and discussion or such analysis and discussion do not address each of the factors described in clauses (iii), (iv), (v) or (vi) of Instruction 2, please discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

<u>Financial Information, page 14</u>

2.   We reissue prior comment 7, in part. Please revise to include summary financial statements and other applicable financial information required by Item 1010(c)(1) through (6) of Regulation M-A. In particular, such summary should include relevant disclosure for the time periods specified in Item 1010(a). The current disclosure provides

disclosure for some, but not all, of the time periods required. Refer to the time periods specified in Item 1010(a).

3.   We note your response to prior comment 8. We remind the Company of its obligation to file updated disclosure to reflect the Company's Form 10-Q for the quarterly period ending September 30, 2014 if such Form 10-Q is filed prior to the dissemination of the Schedule 13E-3 to the Company's stockholders.

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Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions